Rachael Schmierer (Admitted NY & NJ)
Email rschmierer@htflawyers.com

June 2, 2015

US Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Pamela Long, Assistant Director

RE:	Kraig Biocraft Laboratories, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed May 15, 2015
File No. 333-199820

Dear Ms. Long:

On behalf of Kraig Biocraft Laboratories, Inc. (the “Company”), we hereby respond to verbal comments we received from Mr. Leland Benton on May 28, 2015 in respect of the Company’s Amendment No. 5 to its Registration Statement on Form S-1 filed with the Commission on May 15, 2015 under the Securities Act of 1933 (the “Securities Act”). For your convenience, we have transcribed our understanding of Mr. Benton’s comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to Mr. Benton’s comments will be made in Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6”), to be filed substantially contemporaneously with the submission of this letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

1.
Please re-file Exhibit 23.2 as exhibit 5.1 and please remove Ofsinks opinion from the exhibit list.  Please also revise the legal opinion to remove reference to Hunter Taubman Fischer’s consent to use their name for legal matters.  Please see Item 601(b)(5) of Regulation S-K and revise.

Response:

Pursuant to the comments, we re-filed Exhibit 23.2 as Exhibit 5.1, as required by Item 601(b)(5) of Regulation S-K and clarified that Hunter Taubman Fischer, LLC did act as a legal expert in the body of Amendment No. 6.  We also removed the reference to Ofsink, LLC’s opinion.

* * * * * * * * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing or the Company’s registration statement, please do not hesitate to contact me at any time at (917) 512-0828, or at my email address, rschmierer@htflawyers.com.

Very truly yours,

HUNTER TAUBMAN FISCHER, LLC

/s/ Rachael Schmierer
Rachael Schmierer

Cc:	Lisa Etheredge, SEC
Kim Thompson, CEO Kraig Biocraft Laboratories, Inc.